Exhibit 17.1

GOLDBERG CONSULTING
9058 Tamaroa Terrace
Skokie,IL 60076-1928
Ph/Fax 847-677-8427
E-mail: davidgoldbergconsulting@gmail.com

To the Board of Directors of Tecumseh Products Company
July 10, 2011
Re: My Resignation

Gentlemen:

Due to our disagreement over corporate governance policies regarding the delineation between the board’s governance responsibility and the role of the management within the company, I hereby submit my resignation from the Board of Directors of Tecumseh Products Company, effective immediately. However, let me assure you I have very much enjoyed my time on the Board of Directors of Tecumseh and remain supportive of the company.

I wish you and all the fine employees of Tecumseh much success in your future endeavors.

Sincerely,
/s/ David M. Goldberg /
Chairman, Governance and Nominating Committee
cc: PatDuerr